Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com
August 30, 2024

VIA EDGAR

Ms. Eileen M. Smiley
Mr. John F. Kernan
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Silver Spike Investment Corp. (CIK No. 0001843162) Pre-Effective Amendment No. 2 to Registration Statement on Form N-14 Filed on July 31, 2024 (File No. 333-278677)

Dear Ms. Smiley and Mr. Kernan:

On behalf of Silver Spike Investment Corp. (the “Company”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding pre-effective amendment no. 2 (“Amendment No. 2”) to the Company’s registration statement on Form N-14 (the “Registration Statement”). The Staff’s comments were conveyed to the Company telephonically on August 12, 2024 and August 27, 2024.  Below are the Staff’s comments and the Company’s responses thereto. Where revisions to Amendment No. 2 are referenced in the Company’s responses, such revisions will be included in pre-effective amendment no. 3 to the Registration Statement (“Amendment No. 3”), which the Company intends to file with the SEC concurrently herewith. Where indicated, certain of the responses are based on information provided by Chicago Atlantic Group, L.P. (“CAG”) for the specific purpose of responding to the Staff’s comments. Defined terms used below have the same meanings as in Amendment No. 3.

Accounting Comments

1.
Comment: Please provide the financial information in the “Comparative Fees and Expenses” and “Capitalization” sections as of a more recent date. Please also include hyperlinks where SEC filings are incorporated by reference.

Response: The requested changes have been made.

2.	Comment: Please provide schedule of investments that are compliant with Article 12-12 of Regulation S-X for the Additional Agreed Loans and the Additional Proposed Loans.

Response: The requested change has been made.

Disclosure Comments

3.
Comment: In the Notice of Special Meeting of Stockholders, please state that there will be a quorum, and each of the proposals will be approved, as a result of the SSIC Common Stock holdings of BDC Adviser and its affiliates, and the Voting Agreement.

Response: The requested change has been made.

4.
Comment: With respect to the answer to the “[i]s the Loan Portfolio Acquisition expected to be taxable to SSIC stockholders” question in “Questions and Answers –Questions and Answers about the Loan Portfolio Acquisition,” please disclose the basis for the statement that the Loan Portfolio Acquisition is not expected to be a taxable event for SSIC stockholders, and please explain supplementally whether SSIC is obtaining a legal opinion with respect to the statement.

Response: The requested disclosure has been added to the answer. SSIC is not obtaining a legal opinion with respect to the statement.

5.	Comment: Please delete the current disclosure regarding the tax consequences of the Loan Portfolio Acquisition if it is only related to CALP.

Response: The requested change has been made.

6.
Comment: With respect to the statement that “certain shares of SSIC Common Stock that CALP receives pursuant to the Loan Portfolio Acquisition Agreement are subject to transfer and other related restrictions for a period of six months following the completion of the Loan Portfolio Acquisition to satisfy certain indemnification claims by SSIC” in the risk factor with the heading “[s]ales of shares of SSIC Common Stock after the completion of the Loan Portfolio Acquisition may cause the market price of SSIC Common Stock to decline” please:

(i)
confirm supplementally that such transfer restrictions are designed to ensure that the shares of SSIC Common Stock that CALP receives pursuant to the Loan Portfolio Acquisition Agreement that are subject to such transfer restrictions (the “Holdback Shares”) could be used to satisfy an indemnification claim by SSIC;

Response: SSIC so confirms.

(ii)	explain supplementally the material terms of, and how SSIC will enforce, such transfer restrictions;

Response: Section 7.8 of the Loan Portfolio Acquisition Agreement provides that, from the time of issuance of the Holdback Shares until the sixth month anniversary of the closing of the Loan Portfolio Acquisition (the “Restriction Period”), CALP shall not (other than in connection with satisfying an indemnification claim by SSIC), without the prior written consent of SSIC, sell, transfer, distribute, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Holdback Shares (a “Prohibited Transfer”). In particular, (i) CALP shall not permit any lien (other than non-consensual liens not incurred in respect of borrowed money and any restrictions on transfer arising under applicable securities laws or under SSIC’s organizational documents) to exist on any Holdback Shares and (ii) with respect to any indebtedness of CALP, the terms of such indebtedness shall provide for subordination provisions in respect of the Holdback Shares reasonably satisfactory to SSIC.

Section 7.8 of the Loan Portfolio Acquisition Agreement further provides that, if any Prohibited Transfer is made or attempted contrary to the provisions of the Loan Portfolio Acquisition Agreement, such purported Prohibited Transfer shall be null and void ab initio, and SSIC shall refuse to recognize any such purported transferee of the Holdback Shares as one of its equity holders for any purpose. In order to enforce Section 7.8 of the Loan Portfolio Acquisition Agreement, SSIC may impose stop-transfer instructions with respect to the Holdback Shares until the end of the Restriction Period.

In addition, Section 7.8 of the Loan Portfolio Acquisition Agreement provides that, during the Restriction Period, the book-entry notation representing the Holdback Shares shall contain a legend noting the transfer restrictions.

(iii)
explain supplementally why such transfer restrictions, which would subject different shares of SSIC Common Stock to different holding periods, would not create a “senior security” under Section 18 or 61 of the 1940 Act.

Response: Section 18(g) of the 1940 Act (made applicable to BDCs by Section 61(a) of the 1940 Act) provides that a stock is a “senior security” if it is of a class having priority over any other class as to distribution of assets or payment of dividends. The transfer restrictions do not create a senior security because the Holdback Shares do not have a priority over any other shares of SSIC Common Stock as to distribution of assets or payment of dividends. The transfer restrictions also (i) do not apply to any SSIC stockholder other than CALP, which expressly agreed to them in the context of a negotiated transaction, (ii) would remain in place for only a limited period of time, and (iii) are designed for the limited purpose of ensuring that the Holdback Shares could be used to satisfy an indemnification claim by SSIC. Furthermore, the transfer restrictions are similar to the “lock-up” restrictions included in various BDC underwriting agreements. See, for example, the Kayne Anderson BDC, Inc. underwriting agreement, available at www.sec.gov/ix?doc=/Archives/edgar/data/1747172/000121390024041890/ea0202689-06_n2a.htm.

7.
Comment: Please disclose the approximate percentages of the outstanding SSIC Common Stock that would be owned by CALP at the Closing Date if the Additional Agreed Loans and the Additional Proposed Loans are added to the Loan Portfolio.

Response: The requested change has been made.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland
Gregory S. Rowland

cc:	Scott Gordon, Silver Spike Investment Corp.
Umesh Mahajan, Silver Spike Investment Corp.
Lee Hochbaum, Esq., Davis Polk & Wardwell LLP
Owen J. Pinkerton, Esq., Eversheds Sutherland (US) LLP
Craig T. Alcorn, Esq., Eversheds Sutherland (US) LLP